Mail Stop 6010

October 20, 2008

VIA U.S. MAIL AND FAX (808) 682-7807

Mr. Darryl S. Nakamoto
Chief Financial Officer
1075 P[ala[ala Street
Kapolei, Hawaii 96707

> **Re:** **Hoku Scientific, Inc.**
> **Form 10-K for the year ended March 31, 2008**
> **Filed June 6, 2008**
> **File No. 000-51458**

Dear Mr. Nakamoto:

We have reviewed your response filed September 26, 2008 and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended June 30, 2008

Financial Statements, page 2

Note (2) Fair Value of Assets and Liabilities, page 8

1.   Please refer to our prior comment 4. We note from your response that your commercial
        paper investments are "not exchange traded and do not have active market quotes; rather
        they are valued by the income approach using associated observable market inputs."
        Please respond to the following:

        • Please clarify the nature of your investments and what you mean by your statement
          that they are not exchange traded.

        • We see that Piper uses a basic discount calculation for determining fair value, but also
          see from your response that this calculation assumes liquidity. Please tell us how you
          factored in current market conditions when determining fair value. Broker quotes may
          be an appropriate input when measuring fair value, but they are not necessarily
          determinative if an active market does not exist. We refer you to SFAS 157 and FSP
          FAS 157-3. Please advise.

        • Finally, please specifically tell us how you concluded that your investments were
          measured based on level two inputs.

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter that keys your responses
to our comments and provides any requested information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-
3554 if you have any questions regarding these comments. In this regard, do not hesitate to
contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                Sincerely,

                                                Angela Crane
                                                Accounting Branch Chief